Prospect Medical Holdings, Inc.

10780 Santa Monica Boulevard, Suite 400

Los Angeles, California 90025

October 21, 2009

Via Edgar and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-6010

Re:                               Prospect Medical Holdings, Inc. – Registration Statement on Form S-4 – File No. 333-162241

Ladies and Gentlemen:

On behalf of Prospect Medical Holdings, Inc., a Delaware corporation (the “Company”), the undersigned hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement effective at 9:00 a.m., Washington, D.C. time, on Friday, October 23, 2009, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in the Registration Statement and in its other filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments on the Registration Statement or any other Company filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ellen J. Shin

Ellen J. Shin
General Counsel
Prospect Medical Holdings, Inc.

cc: Jeffrey Riedler (by facsimile)
Scot Foley (by facsimile)